FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated September 15, 2011, announcing that its subsidiary, Spacenet Integrated Government Solutions, Inc., has received a new contract vehicle through which to offer its products and services to government organizations and government contractors.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 15, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Spacenet Integrated Government Solutions
Receives GSA FCSA Award

Follows recent awards by Naval Air Warfare Center Aircraft Division and NATO Consultation, Command and Control Agency

Petah Tikva, Israel – September 15, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services announced today that its wholly owned subsidiary, Spacenet Integrated Government Solutions, Inc.  (SIGS), received the third in a series of new contract vehicles through which to offer its products and services to government organizations and government contractors.  The latest award is a Federal Supply Schedule under the Future Commercial Satellite Communications (COMSATCOM) Services Acquisition (FCSA) program.  This contract follows recent awards for a Blanket Purchase Agreement (BPA) by the Naval Air Warfare Center Aircraft Division (NAWCAD), and a Basic Ordering Agreement (BOA) by the NATO Consultation, Command, and Control Agency.

"These awards reflect a positive recognition of our ability to deliver cost-effective and innovative satellite solutions in support of the Government’s unique mission-critical requirements,” said SIGS’ CEO Susan Miller. “Agencies of the US government and NATO will now have broader and easier access to SIGS’ expertise and SATCOM products and services. The combination of our technical expertise and commitment to enhancing mission assurance makes SIGS a valuable and proud partner to the United States Government and its allies.”

SIGS was selected by the U.S. General Services Administration (GSA) to be eligible under the future COMSATCOM Services Acquisition (FCSA) program to receive and respond to requirements from Government users for commercial satellite communications services. The FCSA program is a new three-part acquisition program that incorporates two broad GSA schedules and an ID/IQ contract for custom satellite solutions.  The overall program has a $5 billion ceiling and will enable government agencies to procure commercial satellite communications services from the commercial satellite industry. The COMSATCOM subscription-based services offered under the terms of the GSA schedule include satellite-based internet, voice, data, video services and emergency response/disaster recovery voice and data networks.

The Naval Air Warfare Center Aircraft Division (NAWCAD) awarded SIGS a BPA associated with the procurement of SATCOM solutions in support of Government quick-reaction C4ISR requirements. The five year BPA has a Master Dollar Limit of $5.5 million. This award makes SIGS eligible to receive and respond to requirements from Government users of this procurement vehicle.

Under the NATO Consultation, Command and Control Agency (NC3A), SIGS was awarded a Basic Ordering Agreement (BOA) covering a broad range of telecommunications solutions to include the company’s RaySat Antenna Systems line of Stealthray™ low-profile satellite antennas and rapidly deployable emergency communications systems. Designed by the NC3 agency, the BOA facilitates the interaction between vendors and NATO’s eligible purchasers and simplifies ordering for SIGS communication products and services.

About Spacenet Integrated Government Solutions, Inc.
Spacenet Integrated Government Solutions (SIGS), a division of Spacenet Inc., a wholly owned subsidiary of Gilat Satellite Networks Ltd. , is focused on delivering network and communications solutions to the military, Department of Defense, Homeland Security, the Intelligence community and other government related agencies. Leveraging a culture of technical excellence, R&D and system integration capabilities, SIGS delivers reliable, vendor-agnostic, standards-based, interoperable and flexible solutions to meet the needs of its clients. SIGS offers IP-based digital satellite communication networking products and services including fixed and transportable VSATs, portable manpack terminals and low-profile, in-motion, 2-way satellite antenna systems for SATCOM On-The-Move (SOTM) capabilities. Visit SIGS at www.spacenetgovernment.com

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the Raysat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com